May 24, 2005

By U.S. Mail and Facsimile to (212) 504-6666

James J. Johnson, Esq.
Chief Legal Officer and Secretary
The Procter & Gamble Company
One Procter & Gamble Plaza
Cincinnati, Ohio 45202

Richard K. Willard, Esq.
Senior Vice President and General Counsel
The Gillette Company
Prudential Tower Building
Boston, Massachusetts 02199

	Re:	The Procter & Gamble Company
      Draft of Amendment No. 3 to Form S-4 Submitted May 24, 2005
      File No. 333-123309

Dear Messrs. Johnson and Willard:

1. We note your May 23 and 24, 2005, responses to our prior comments.
Your responses state that "Gillette products (including Oral-B and Duracell)...", and Braun products, are sold into Iran, and that the products sold into Iran "are consumer products and used to enhance the day-to-day life of ordinary citizens." Please clarify for us whether, to the best of Gillette`s knowledge, understanding and belief, the nature of all of the Gillette and Braun products sold into Iran is such that they can be used only for household and personal consumer purposes, and not put to industrial or other alternate uses by the government of Iran. In this regard, we note the disclosure in your May 24 letter that the products sold into Iran include "household appliances," and the disclosure in the registration statement that "Gillette also sells small household and personal diagnostic appliances under the Braun brand." Confirm for us, if true, that Gillette products sold into Iran are sold to private parties and not to the government of Iran.

2. We note that the registration statement, including the periodic reports of Procter & Gamble and Gillette incorporated by reference into the registration statement and the exhibits thereto, includes no disclosure of the fact that the companies` products are sold into Syria and Iran. The registration statement should be revised to include such disclosure.

3. We note your proposed response to prior comment 4 in our May 16th letter. You reduced the amount of anticipated merger-related costs by
$30 million and carved out the Merrill Lynch fee. Please disclose the anticipated Merrill Lynch fee in the registration statement or advise us why you have made these revisions.

      Please amend your response to these comments.

Sincerely,



Pamela A. Long
Assistant Director

cc:	Dennis J. Block, Esq.
	Cadwalader, Wickersham & Taft LLP
	One World Financial Center
	New York, New York 10281
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James J. Johnson, Esq., The Procter & Gamble Company
Richard K. Willard, Esq., The Gillette Company
May 24, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

         DIVISION OF
CORPORATION FINANCE